UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Micromet, Inc.

(Name of Issuer)

Common Stock, $0.00004 par value

(Title of Class of Securities)

13738Y107

(CUSIP Number)

May 5, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13738Y107

1.

Names of Reporting Persons:
Advent Venture Partners LLP, Advent Private Equity Fund III Affiliates, Advent Management III Limited Partnership, Advent Private Equity Fund III A LTD Partnership, Advent Private Equity Fund III B LTD Partnership, Advent Private Equity Fund III C LTD Partnership, Advent Private Equity Fund III D LTD Partnership and Advent Private Equity Fund III GmbH & Co KG.  Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP, is also a director of Micromet.  The foregoing entities and Jerry Benjamin are individually and collectively referred to here as the “Reporting Person” or the “Reporting Persons.”

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.

Citizenship or Place of Organization:
Advent Venture Partners LLP (England), Advent Private Equity Fund III Affiliates (England), Advent Management III Limited Partnership (Scotland), Advent Private Equity Fund III A LTD Partnership (England), Advent Private Equity Fund III B LTD Partnership (England), Advent Private Equity Fund III C LTD Partnership (England), Advent Private Equity Fund III D LTD Partnership (England) and Advent Private Equity Fund III GmbH & Co KG (Germany).

Jerry Benjamin is a citizen of the United States.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power:
Advent Private Equity Fund III A LTD Partnership owns 1,716,582 shares and warrants to purchase 91,926 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III B LTD Partnership owns 840,857 shares and warrants to purchase 45,029 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III C LTD Partnership owns 234,657 shares and warrants to purchase 12,566 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III D LTD Partnership owns 461,466 shares and warrants to purchase 24,712 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III GmbH & Co KG owns 66,435 shares and warrants to purchase 3,558 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III Affiliates owns 54,973 shares and warrants to purchase 2,944 shares at a per share exercise price of $3.09.

Advent Management III Limited Partnership owns 17,149 shares and warrants to purchase 918 shares at a per share exercise price of $3.09.

Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP and a director of the Company, has options to purchase a

CUSIP No. 13738Y107

total of 60,000 shares of Common Stock consisting of (i) options to purchase 40,000 shares are at a per share price of $6.63 and (ii) options to purchase 20,000 shares are at a per share price of $2.33 per share; of which a total of 57,083 of the shares underlying those options are vested or will vest within 60 days of December 31, 2008 and thus are deemed owned for beneficial reporting purposes.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

6.

Shared Voting Power:
While each of the funds named in this filing disclaims beneficial ownership of the shares held by the others, except to the extent of any pecuniary interest therein, please note the following:  Advent Venture Partners LLP owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is the general partner of Advent Private Equity Fund III GmbH & Co KG. Advent Venture Partners LLP also owns 100% of Advent Management III Limited, which is the general partner of Advent Management III Limited Partnership, which is general partner of each of Advent Private Equity Fund III A LTD Partnership, Advent Private Equity Fund III B LTD Partnership, Advent Private Equity Fund III C LTD Partnership, Advent Private Equity Fund III D LTD Partnership and Advent Private Equity Fund III Affiliates. In addition, Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP, is also a director of Micromet.  Voting and investment power over the shares held by each named fund may be deemed to be shared with Advent Venture Partners LLP and Jerry Benjamin due to the affiliate relationships described above.

7.

Sole Dispositive Power:
Advent Private Equity Fund III A LTD Partnership owns 1,716,582 shares and warrants to purchase 91,926 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III B LTD Partnership owns 840,857 shares and warrants to purchase 45,029 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III C LTD Partnership owns 234,657 shares and warrants to purchase 12,566 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III D LTD Partnership owns 461,466 shares and warrants to purchase 24,712 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III GmbH & Co KG owns 66,435 shares and warrants to purchase 3,558 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III Affiliates owns 54,973 shares and warrants to purchase 2,944 shares at a per share exercise price of $3.09.

Advent Management III Limited Partnership owns 17,149 shares and warrants to purchase 918 shares at a per share exercise price of $3.09.

Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP and a director of the Company, has options to purchase a total of 60,000 shares of Common Stock consisting of (i) options to purchase 40,000 shares are at a per share price of $6.63 and (ii) options to purchase 20,000 shares are

CUSIP No. 13738Y107

at a per share price of $2.33 per share; of which a total of 57,083 of the shares underlying those options are vested or will vest within 60 days of December 31, 2008 and thus are deemed owned for beneficial reporting purposes.

*Note that each Reporting Person disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

	8.	Shared Dispositive Power: Please see response in 7 above.

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:
3,630,855 shares in total which is held as follows:

Advent Private Equity Fund III A LTD Partnership owns 1,716,582 shares and warrants to purchase 91,926 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III B LTD Partnership owns 840,857 shares and warrants to purchase 45,029 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III C LTD Partnership owns 234,657 shares and warrants to purchase 12,566 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III D LTD Partnership owns 461,466 shares and warrants to purchase 24,712 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III GmbH & Co KG owns 66,435 shares and warrants to purchase 3,558 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III Affiliates owns 54,973 shares and warrants to purchase 2,944 shares at a per share exercise price of $3.09.

Advent Management III Limited Partnership owns 17,149 shares and warrants to purchase 918 shares at a per share exercise price of $3.09.

Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP and a director of the Company, has options to purchase a total of 60,000 shares of Common Stock consisting of (i) options to purchase 40,000 shares are at a per share price of $6.63 and (ii) options to purchase 20,000 shares are at a per share price of $2.33 per share; of which a total of 57,083 of the shares underlying those options are vested or will vest within 60 days of December 31, 2008 and thus are deemed owned for beneficial reporting purposes.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.

Percent of Class Represented by Amount in Row (9):
7.16% in total, based on 50,686,112 shares of Micromet Common Stock outstanding according to Micromet’s quarterly report on Form 10-Q for the period ended September 30, 2008.

12.	Type of Reporting Person (See Instructions): All are PN, other than Jerry Benjamin, who is an IN.

CUSIP No. 13738Y107

Item 1.
(a)	Name of Issuer: Micromet, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 6707 Democracy Boulevard, Suite 505 Bethesda, MD 20817

Item 2.
(a)

Name of Persons Filing:
Advent Venture Partners LLP, Advent Private Equity Fund III Affiliates, Advent Management III Limited Partnership, Advent Private Equity Fund III A LTD Partnership, Advent Private Equity Fund III B LTD Partnership, Advent Private Equity Fund III C LTD Partnership, Advent Private Equity Fund III D LTD Partnership and Advent Private Equity Fund III GmbH & Co KG.  Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP, is also a director of Micromet.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

(b)

Address of Principal Business Office, or, if none, Residence:
Advent Venture Partners LLP

25 Buckingham Gate

London SW1E 6LD

Advent Private Equity Fund III Affiliates

25 Buckingham Gate

London SW1E 6LD

Advent Management III Limited Partnership

50 Lothian Road, Festival Square

Edinburgh EH3 9WJ

Advent Private Equity Fund III A LTD Partnership

25 Buckingham Gate

London SW1E 6LD

Advent Private Equity Fund III B LTD Partnership

25 Buckingham Gate

London SW1E 6LD

Advent Private Equity Fund III C LTD Partnership

25 Buckingham Gate

London SW1E 6LD

Advent Private Equity Fund III D LTD Partnership

25 Buckingham Gate

London SW1E 6LD

CUSIP No. 13738Y107

Advent Private Equity Fund III GmbH & Co KG Theresienstrasse 6 Munich 80333 Germany Jerry Benjamin c/o Advent Venture Partners LLP 25 Buckingham Gate London SW1E 6LD
(c)

Citizenship:
The citizenship of each of the funds is as follows:

Advent Venture Partners LLP (England), Advent Private Equity Fund III Affiliates (England), Advent Management III Limited Partnership (Scotland), Advent Private Equity Fund III A LTD Partnership (England), Advent Private Equity Fund III B LTD Partnership (England), Advent Private Equity Fund III C LTD Partnership (England), Advent Private Equity Fund III D LTD Partnership (England) and Advent Private Equity Fund III GmbH & Co KG (Germany).

Jerry Benjamin is a citizen of the United States.

	(d)	Title of Class of Securities: Common Stock, $0.00004 par value
	(e)	CUSIP Number: 13738Y107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(I)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-I(b)(I)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with 240.13d-I(b)(I)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with 240-13d-I(b)(I)(ii)(J).

CUSIP No. 13738Y107

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

3,630,855 shares in total which is held as follows:

Advent Private Equity Fund III A LTD Partnership owns 1,716,582 shares and warrants to purchase 91,926 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III B LTD Partnership owns 840,857 shares and warrants to purchase 45,029 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III C LTD Partnership owns 234,657 shares and warrants to purchase 12,566 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III D LTD Partnership owns 461,466 shares and warrants to purchase 24,712 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III GmbH & Co KG owns 66,435 shares and warrants to purchase 3,558 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III Affiliates owns 54,973 shares and warrants to purchase 2,944 shares at a per share exercise price of $3.09.

Advent Management III Limited Partnership owns 17,149 shares and warrants to purchase 918 shares at a per share exercise price of $3.09.

Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP and a director of the Company, has options to purchase a total of 60,000 shares of Common Stock consisting of (i) options to purchase 40,000 shares are at a per share price of $6.63 and (ii) options to purchase 20,000 shares are at a price per share price of $2.33 per share; of which a total of 57,083 of the shares underlying those options are vested or will vest within 60 days of December 31, 2008 and thus are deemed owned for beneficial reporting purposes.

*Note that each Reporting Person disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

	(b)	Percent of class: 7.16% in total, based on 50,686,112 shares of Micromet Common Stock outstanding according to Micromet’s quarterly report on Form 10-Q for the period ended September 30, 2008.
	(c)	Number of shares as to which such person has:
(i)

Sole power to vote or to direct the vote.

Advent Private Equity Fund III A LTD Partnership owns 1,716,582 shares and warrants to purchase 91,926 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III B LTD Partnership owns 840,857 shares and warrants to purchase 45,029 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III C LTD Partnership owns 234,657 shares and warrants to purchase 12,566 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III D LTD Partnership owns 461,466 shares and warrants to purchase 24,712 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III GmbH & Co KG owns 66,435 shares and warrants to purchase 3,558 shares at a per share exercise price of $3.09.

CUSIP No. 13738Y107

Advent Private Equity Fund III Affiliates owns 54,973 shares and warrants to purchase 2,944 shares at a per share exercise price of $3.09.

Advent Management III Limited Partnership owns 17,149 shares and warrants to purchase 918 shares at a per share exercise price of $3.09.

Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP and a director of the Company, has options to purchase a total of 60,000 shares of Common Stock consisting of (i) options to purchase 40,000 shares are at a per share price of $6.63 and (ii) option to purchase 20,000 shares are at a per share price of $2.33 per share; of which a total of 57,083 of the shares underlying those options are vested or will vest within 60 days of December 31, 2008 and thus are deemed owned for beneficial reporting purposes.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

(ii)

Shared power to vote or to direct the vote:

While each of the funds named in this filing disclaims beneficial ownership of the shares held by the others, except to the extent of any pecuniary interest therein, please note the following:  Advent Venture Partners LLP owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is the general partner of Advent Private Equity Fund III GmbH & Co KG. Advent Venture Partners LLP also owns 100% of Advent Management III Limited, which is the general partner of Advent Management III Limited Partnership, which is general partner of each of Advent Private Equity Fund III A LTD Partnership, Advent Private Equity Fund III B LTD Partnership, Advent Private Equity Fund III C LTD Partnership, Advent Private Equity Fund III D LTD Partnership and Advent Private Equity Fund III Affiliates. In addition, Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP, is also a director of Micromet.  Voting and investment power over the shares held by each named fund may be deemed to be shared with Advent Venture Partners LLP and Jerry Benjamin due to the affiliate relationships described above.

(iii)

Sole power to dispose or to direct the disposition of:

Advent Private Equity Fund III A LTD Partnership owns 1,716,582 shares and warrants to purchase 91,926 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III B LTD Partnership owns 840,857 shares and warrants to purchase 45,029 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III C LTD Partnership owns 234,657 shares and warrants to purchase 12,566 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III D LTD Partnership owns 461,466 shares and warrants to purchase 24,712 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III GmbH & Co KG owns 66,435 shares and warrants to purchase 3,558 shares at a per share exercise price of $3.09.

Advent Private Equity Fund III Affiliates owns 54,973 shares and warrants to purchase 2,944 shares at a per share exercise price of $3.09.

Advent Management III Limited Partnership owns 17,149 shares and warrants to purchase 918 shares at a per share exercise price of $3.09.

Jerry Benjamin, who was as of December 31, 2008 a general partner of Advent Venture Partners LLP and a director of the Company, has options to purchase a total of 60,000 shares

CUSIP No. 13738Y107

of Common Stock consisting of (i) options to purchase 40,000 shares are at a per share price of $6.63 and (ii) options to purchase 20,000 shares are at a per share price of $2.33 per share; of which a total of 57,083 of the shares underlying those options are vested or will vest within 60 days of December 31, 2008 and thus are deemed owned for beneficial reporting purposes.

*Note that each Reporting Person disclaims beneficial ownership of the shares of the other except to the extent of any pecuniary interest therein.

(iv) Shared power to dispose or to direct the disposition of: Please see response to Item 4(c)(iii) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 13738Y107

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009
acting in its capacity as Manager of
Advent Private Equity Fund III Affiliates

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009
acting in its capacity as Manager of
Advent Management III Limited Partnership

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009
acting in its capacity as Manager of
Advent Private Equity Fund III A LTD Partnership

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009
acting in its capacity as Manager of
Advent Private Equity Fund III B LTD Partnership

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009
acting in its capacity as Manager of
Advent Private Equity Fund III C LTD Partnership

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009
acting in its capacity as Manager of
Advent Private Equity Fund III D LTD Partnership

/s/ Shahzad Malik
General Partner of Advent Venture Partners LLP	13 February 2009
acting in its capacity as Manager of
Advent Private Equity Fund III GmbH & Co KG

/s/Jerry Benjamin
Jerry Benjamin	13 February 2009